Exhibit 99.1

CIBC announces acquisition of Geneva Advisors

Further extends CIBC's wealth management business and North American platform

TORONTO, July 10, 2017 /CNW/ - CIBC (TSX: CM) (NYSE: CM) announced today that it has entered into a definitive agreement to acquire Geneva Advisors, a private wealth management firm, headquartered in Chicago. This complementary acquisition will enhance CIBC's presence in the region, and builds on the bank's ability to deepen client relationships in the U.S. following the recent acquisition of The PrivateBank. On closing, the Geneva Advisors business will become part of CIBC Atlantic Trust Private Wealth Management.

Geneva Advisors is an independent private wealth management firm focused on high net worth clients. The firm has US$8.4 billion in assets under management and approximately 100 employees.  The transaction follows the completion of CIBC's recent acquisition of The PrivateBank in June, and will expand the bank's private wealth management client-base and investment management capabilities in the U.S.

"Acquiring Geneva Advisors will further strengthen CIBC Atlantic Trust Private Wealth Management, led by our CEO of this business and industry veteran Jack Markwalter," said Larry Richman, Group Head, U.S. Region, and President & CEO The PrivateBank.  "This investment will add scale in key markets where we can offer clients differentiated, high-touch service. We are pleased to have reached an agreement and look forward to welcoming Geneva Advisors' clients and strong team to our bank."

"Bringing together these two companies is a win for our clients," said John Huber, Principal & Portfolio Manager, Geneva Advisors. "From our founding in 2003 to today, our focus has been to offer objective and unbiased investment management decisions. We are proud of this philosophy and our tremendous team that has consistently grown Geneva Advisors and provided exceptional value to our clients."

"CIBC shares our client-focused culture and team-based approach," said Bob Bridges, Principal & Portfolio Manager, Geneva Advisors. "We have a common belief that by putting our clients' needs first, we are able to build trusted and long-lasting relationships.  We look forward to becoming part of the CIBC team and enhancing the value we offer to our clients."

Under the terms of the agreement, CIBC will acquire Geneva Advisors for up to US$200 million, of which US$135 million will be paid at closing and US$65 million is contingent on future performance conditions being met. The total purchase price including contingent consideration will be paid 25% in cash and 75% in the form of CIBC common shares. The transaction is expected to close in the fourth quarter of fiscal 2017, subject to the satisfaction of customary closing conditions, including receipt of regulatory approvals.  The deal is expected to reduce CIBC's Common Equity Tier 1 Capital Ratio by approximately 6 basis points at closing and become accretive to CIBC's earnings per share in fiscal 2019.   Upon completion of the transaction, CIBC will have approximately US$50 billion in assets under administration in the U.S. on a pro forma basis.

About CIBC

CIBC is a leading Canadian-based global financial institution with 11 million personal banking, business, public sector and institutional clients. Across Personal and Small Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/ca/media-centre/.

Forward-looking Statements

Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws. All such statements are made pursuant to the "safe harbor" provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the United States Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, any statements about the expected effects of the acquisition Geneva Advisors by CIBC including any expected impact on CIBC's earnings, Common Equity Tier 1 ratio or other statements other than in relation to historical facts, statements about the operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies of Geneva Advisors and CIBC and the regulatory environment in which they operate and outlook for calendar year 2017 and subsequent periods. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate", "forecast", "target", "objective" and other similar expressions or future or conditional verbs such as "will", "should", "would" and "could".  By their nature, these statements require us to make assumptions, including the economic assumptions set out in the "Financial performance overview – Outlook for calendar year 2017" section of our 2016 Annual Report, as updated by quarterly reports, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements.  These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision's global standards for capital and liquidity reform and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations, including as a result of market and oil price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we and CIBC have operations, including increasing Canadian household debt levels and global credit risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected synergies and benefits of the acquisition of Geneva Advisors by CIBC will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors.  This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the "Management of risk" section starting on page 40 of our 2016 Annual Report. Any forward-looking statements contained in this communication represent the views of management only as of the date hereof and are presented for the purpose of assisting our stockholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this communication or in other communications except as required by law.

SOURCE CIBC - Corporate

View original content: http://www.newswire.ca/en/releases/archive/July2017/10/c3930.html

%CIK: 0001045520

For further information: Investors: Alice Dunning, alice.dunning@cibc.com, 416-861-8870; Media: Caroline Van Hasselt, Communications & Public Affairs, 416-784-6699 and caroline.vanhasselt@cibc.com

CO: CIBC - Corporate

CNW 08:00e 10-JUL-17